
07003708


SEC MAIL
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PROCESSING
FEB 2 8 2007
WASH, D.C.
213
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ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

SEC FILE NUMBER
8-67048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultralat Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Suite 1090
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andreina Rivero (305) 455-0970
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Andreina Rivero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ultralat Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

State of Florida
Dade County
FL Lic # 09-23-1976
on this 27th day of February 2007.



M. Marcelletti
Commission # DD396092
Expires: FEB. 14, 2009
www.AaronNotary.com

Andreina Rivero
(Signature)

C.F.O
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Ultralat Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Ultralat Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultralat Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 22, 2007

ULTRALAT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
CASH (NOTE 5)	$	54,895
RECEIVABLE FROM BROKER (NOTE 5)		339,010
DEPOSIT AT BROKER (NOTE 5)		250,000
PROPERTY AND EQUIPMENT, NET (NOTE 2)		64,273
OTHER ASSETS		5,568
	$	713,746

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities (Note 6)	$	278,315
LEASE COMMITMENTS (NOTE 3)		
STOCKHOLDER'S EQUITY		435,431
	$	713,746

See accompanying notes.

ULTRALAT SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES		
Net riskless trading gains	$	1,229,365
Interest and dividends		15,172
Total revenues		1,244,537
EXPENSES		
Clearing charges		86,839
Contract services		64,826
Depreciation (Note 2)		11,808
Other general and administrative		102,857
Professional fees		62,446
Referral fees (Note 6)		699,149
Rent (Note 3)		51,917
Salaries and related expenses		513,352
Total expenses		1,593,194
LOSS BEFORE INCOME TAXES	(	348,657)
INCOME TAXES (NOTE 7)		-
NET LOSS	$(	348,657)

See accompanying notes.

ULTRALAT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock $0.01 par value: 10,000 shares authorized, issued and outstanding	Additional Paid-in Capital	Accumulated Deficit	Total
Balances - December 31, 2005	$ 100	$ 203,100	$(89,112)	$ 114,088
Capital contributions	-	670,000	-	670,000
Net loss	-	-	(348,657)	(348,657)
Balances - December 31, 2006	**$ 100**	**$ 873,100**	**$(437,769)**	**$ 435,431**

See accompanying notes.

ULTRALAT SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(	348,657)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		11,808
Changes in operating assets and liabilities:		
Receivable from broker	(	339,010)
Deposit at broker	(	250,000)
Other assets	(	1,416)
Accounts payable and accrued liabilities		251,714
Total adjustments	(	326,904)
Net cash used in operating activities	(	675,561)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(	32,779)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder contributions		670,000
NET DECREASE IN CASH	(	38,340)
CASH - BEGINNING		93,235
CASH - ENDING	$	54,895
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Ultralat Securities, Inc., (the Company) incorporated on May 2, 2005, in the State of Florida, and on January 17, 2006 received authorization from the National Association of Securities Dealers, Inc. to operate as a registered broker dealer. The Company acts primarily in an agency capacity, buying and selling securities on a riskless basis with customers and other dealers. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government debt, and municipal securities, for its customers and charge a commission.

The Company is a wholly owned subsidiary of Ultraholdings Group, Inc., (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions and related trading profits and clearing costs are reported on a trade date basis.

Interest income is recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	2 years

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the liability method according to Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax asset is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	20,413
Office equipment		55,086
Leasehold improvements		999
		76,498
Less accumulated depreciation	(	12,225)
	$	64,273

Depreciation expense for the year ended December 31, 2006 amounted to $11,808.

NOTE 3. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2008. The office facility lease is guaranteed by an entity related to the Company by virtue of common ownership. The Company is also obligated under a non-cancelable equipment lease expiring in 2011. The approximate minimum annual lease commitments on the leases for years subsequent to December 31, 2006 are as follows:

2007	$	50,000
2008		52,000
2009		1,000
2010		1,000
2011		1,000
	$	105,000

Rent expense and equipment rental expense for the year ended December 31, 2006 amounted to $51,917.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-eighth (for the first year and one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2006, the Company's "Net Capital" was $362,100 which exceeded requirements by $327,311, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.77 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2006, the deposit at broker and the receivable from broker are held by and due from this brokerage firm.

Deposits with Financial Institutions

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

NOTE 5. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 6. RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has entered into a referral fee agreement with a foreign entity (Affiliate) that is related to the Company by virtue of common ownership. The Affiliate introduces foreign customers to the Company in exchange for 75% of the gross revenue generated by the Company in the trading accounts of the foreign customers. During the year ended December 31, 2006, the Company incurred $699,149 in referral fees of which $254,989 is owed to the Affiliate at December 31, 2006 and included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

Office Lease

The Company's office lease has been guaranteed by an entity (Affiliate) that is related to the Company by virtue of common ownership. The Affiliate has also provided a letter of credit to the Company's landlord in lieu of a security deposit in the amount of $10,000.

NOTE 7. INCOME TAXES

At December 31, 2006 deferred tax assets (liabilities) resulted from timing differences between financial and tax bases related to the following items:

Depreciation and amortization	$	1,500
Net operating loss carryforwards		163,500
		165,000
Less: deferred tax asset valuation allowance		(165,000)
Total	$	-

The effective tax rate differed from the maximum federal statutory rate of 34%, principally due to permanent differences, state income taxes and the change in the deferred tax asset valuation. At December 31, 2006, the Company has net operating loss carryforwards of approximately $434,000 expiring primarily in the year 2025.

Income tax expense for the year ended December 31, 2006 was as follows:

Current	$(	137,000)
Deferred		9,000
Change in deferred tax asset valuation allowance		128,000
Total	$	-

SUPPLEMENTARY INFORMATION

ULTRALAT SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL
RULE 15c3-1 AND RECONCILIATION TO COMPANY'S
CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2006

CREDITS		
Stockholder's equity	$	435,431
DEBITS		
Property and equipment, net		64,273
Other assets		5,568
Total debits		69,841
NET CAPITAL BEFORE HAIRCUTS ON FOREIGN CURRENCY BALANCES		365,590
HAIRCUTS ON FOREIGN CURRENCY BALANCES		3,490
NET CAPITAL		362,100
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 12 1/2% OF AGGREGATE INDEBTEDNESS OF $278,315		34,789
EXCESS NET CAPITAL	$	327,311
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.77 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	278,315
Total aggregate indebtedness	$	278,315
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	365,588
Net audit adjustments (Arising from adjustment of pre-opening and prepaid expenses)	(	13,758)
Decrease in non-allowable assets (Arising from adjustment of pre-opening and prepaid expenses)		13,760
Increase in haircuts	(	3,490)
Net capital per above	$	362,100

See Independent Auditors' Report.

ULTRALAT SECURITIES, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Ultralat Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Ultralat Securities, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency (defined as a condition that exists when the design or operation of one or more controls does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis), or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
February 22, 2007

END